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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Subject Company (Issuer))

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               STACIE YATES, ESQ.
                          11 MADISON AVENUE, 13TH FLOOR
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                   KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
                                 75 STATE STREET
                                BOSTON, MA 02109

                                   MAY 3, 2005
                           As Amended August 10, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation:   $24,600,000(a)     Amount of Filing Fee:   $2895.42 (b)

(a)  Calculated as the aggregate maximum value of Interests being purchased.

(b)  Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

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/X/  Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $823.90
                             --------------------------------
     Form or Registration No.:          SC TO-I
                               ------------------------------
     Filing Party:  CSFB Alternative Capital Long/Short Equity Master Fund, LLC
                   -------------------------------------------------------------
     Date Filed:    May 3, 2005
                 -------------------------------------

     Amount Previously Paid:    $2071.52
                             --------------------------------
     Form or Registration No.:          SC TO-I/A
                               ------------------------------
     Filing Party:  CSFB Alternative Capital Long/Short Equity Master Fund, LLC
                   -------------------------------------------------------------
     Date Filed:    June 1, 2005
                 -------------------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

AMENDMENT NO. 2 TO TENDER OFFER STATEMENT

     This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on May 3, 2005 and first amended on June 1, 2005 by CSFB Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund") , relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender) in an aggregate amount of up to $24,600,000 (the "Offer") and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

     The Offer terminated at 12:00 midnight, Eastern time, on Tuesday, June 14, 2005. Pursuant to the Offer, $24,600,000 of Interests were tendered and accepted by the Fund, at a net asset value of $101.39 as determined as of June 30, 2005. Payments were wired on August 5, 2005 to tendering Members to their accounts indicated in their letters of transmittal in accordance with the terms of the Offer.

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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.


                        CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                        By: /s/ James H. Vos
                            ------------------------
                            Name:  James H. Vos
                            Title: President and Manager


August 8, 2005